EXHIBIT 99.1

Addex Therapeutics Reports Full Year 2023 Financial Results and Provides Corporate Update

  Top-line data from ADX71149 Phase 2 epilepsy study expected by mid-May 2024
  Launched Neurosterix with Perceptive Advisors, raising USD 63 million in Series A to accelerate development of preclinical portfolio
  Received CHF 5 million upfront and 20% equity in Neurosterix, providing cash runway beyond 2026

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, April 18, 2024 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported its full-year 2023 financial results for the period ended December 31, 2023 and provided a corporate update.

“The progress made in 2023 and commitment from the whole team has recently resulted in the launch of Neurosterix, a transformational transaction for Addex. The Neurosterix transaction has validated decades of work and positions Addex in a very favorable position moving forward in 2024. Importantly, top-line data from the ADX71149 Phase 2 epilepsy study is expected soon and we anticipate starting IND enabling studies with drug candidates from our GABAB PAM collaboration with Indivior by the end of 2024,” said Tim Dyer CEO of Addex. “In our other programs, we continue to prepare dipraglurant for a phase 2 study in post-stroke recovery and characterize GABAB PAM drug candidates for our cough program.”

Operating Highlights:

  ADX71149 epilepsy Phase 2 study completed - results expected by mid-May 2024
  Dipraglurant ready to restart Phase 2 development for PD-LID
  Data validating dipraglurant in post-stroke recovery in vivo models published in Brain supporting development in post-stroke recovery
  GABAB PAM Indivior collaboration for substance use disorders extended through to end June 2024 with CHF 2.7 million of additional research funding
  GABAB PAM drug candidates demonstrated robust in vivo proof of concept in preclinical models of substance use disorder and cough
  Addex led consortium secured EUR 4 million Eurostars grant for mGlu2NAM mild neurocognitive disorders discovery program
  Secured USD 63 million to advance our allosteric modulator drug discovery platform and unpartnered preclinical portfolio through the launch of Neurosterix with Perceptive Advisors

Key 2023 Financial Data

CHF’ thousands	2023	2022	Change
Income	1,647	1,445	202
R&D expenses	(6,962)	(14,665)	7,703
G&A expenses	(4,966)	(7,300)	2,334
Total operating loss	(10,281)	(20,520)	10,239
Finance result, net	(275)	(284)	9
Net loss for the period	(10,556)	(20,804)	10,248
Basic and diluted net loss per share	(0.14)	(0.46)	0.32
Net decrease in cash and cash equivalents	(3,092)	(13,528)	10,436
Cash and cash equivalents	3,865	6,957	(3,092)
Shareholders’ equity	1,145	4,913	(3,768)

Financial Summary:
Income primarily relates to amounts received under our funded research collaboration with Indivior and is recognized as related costs are incurred. In 2023, income increased by CHF 0.2 million to CHF 1.6 million compared to CHF 1.4 million in 2022. R&D expenses decreased by CHF 7.7 million to CHF 7.0 million in 2023 compared to CHF 14.7 million in 2022, primarily due to decreased dipraglurant related external research and development activities. G&A expenses decreased by CHF 2.3 million to CHF 5.0 million in 2023 compared to CHF 7.3 million in 2022, primarily due to decreased share-based service costs and D&O insurance costs. Our net loss decreased by CHF 10.2 million to CHF 10.6 million in 2023 compared to CHF 20.8 million in 2022, primarily due to reduced R&D expenses. Basic and diluted loss per share decreased to CHF 0.14 in 2023 compared to CHF 0.46 in 2022. Cash and cash equivalents decreased to CHF 3.9 million in 2023, compared to CHF 7.0 million in 2022. The decrease of CHF 3.1 million is primarily due to the cash used in our operating activities, partially offset by the proceeds from financing activities mainly related to the USD 5 million equity offering executed on April 3, 2023 and to a lesser extent research funding from Indivior.

2023 Consolidated Financial Statements:
The full-year 2023 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:
A conference call will be held today, April 18, 2024, at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer and Misha Kalinichev, Head of Translational Science will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

  Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

  In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Webcast registration URL: https://edge.media-server.com/mmc/p/x5teqtxq

Conference call registration URL: https://register.vevent.com/register/BI89ea15fb1edc42c5bba59bbd3f7ab1d3

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2 clinical study for the treatment of epilepsy. The Company’s second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in dyskinesia associated with Parkinson’s disease and post-stroke/TBI recovery. Addex partnership with Indivior on GABAB PAM is advancing multiple drug candidates through clinical candidate selection for substance use disorder. Under the agreement with Indivior, Addex is advancing an independent GABAB PAM program for chronic cough through clinical candidate selection. Addex also holds a 20% share in a private company, Neurosterix LLC which is advancing a portfolio of allosteric modulator programs including M4 PAM for schizophrenia, mGlu7NAM for stress related disorders and mGlu2NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 18, 2024, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.